NO ACT

RE
12-17-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





11005762

February 22, 2011

Keith U. Landenberger
Sr. Vice President &
Associate General Counsel
DIRECTV
2230 E. Imperial Hwy
El Segundo, CA 90245

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-22-2011

Re: DIRECTV
Incoming letter dated December 17, 2010

Dear Mr. Landenberger:

This is in response to your letters dated December 17, 2010 and February 14, 2011 concerning the shareholder proposal submitted to DIRECTV by the International Association of Machinists and Aerospace Workers Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Warren L. Mart
General Secretary-Treasurer and Trustee
International Association of Machinists and Aerospace Workers
9000 Machinists Place
Upper Marlboro, MD 20772-2687

February 22, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: DIRECTV
Incoming letter dated December 17, 2010

The proposal urges the board to take the necessary steps to eliminate the classification of the board and to require that all directors stand for election annually.

There appears to be some basis for your view that DIRECTV may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that DIRECTV will provide stockholders at DIRECTV's 2011 Annual Meeting with an opportunity to approve amendments to DIRECTV's Amended and Restated Certificate of Incorporation to provide for the annual election of directors. Accordingly, we will not recommend enforcement action to the Commission if DIRECTV omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Bryan J. Pitko
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Keith U. Landenberger
Sr. Vice President &
Associate General Counsel



February 14, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Mr. Greg Belliston

Delivered by Email

Re: DIRECTV Stockholder Proposal of International Association of Machinists and Aerospace Workers Pension Fund Pursuant to Exchange Act of1934-Rule 14a-8

Ladies and Gentlemen:

As previously stated in our request for no-action dated December 17, 2011, we intend to omit from our proxy statement and form of proxy for our 2011 Annual Meeting of Stockholders (collectively, the "2011 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by the International Association of Machinists and Aerospace Workers Pension Fund to declassify our Board of Directors. Our previous request is attached as Exhibit 1 for your convenience.

We asserted in our request that the Proposal could properly be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company intended to submit a proposal at the 2011 Annual Meeting for stockholder approval that would result in declassification of the Board (the "DTV Proposal"). However, at the time of our request, our Board had not yet formally met to approve the submission of the DTV Proposal to our stockholders.

Our Board of Directors met on Friday, February 11, 2011, and approved submission of the DTV Proposal. A copy of our letter to the IAMAW Pension Fund and the stockholder proposal and related amendments to our Amended and Restated Certificate of Incorporation as approved by the Board (which are attached as Attachments 1 and 2 to the IAMAW letter) are attached as Exhibit 2 for your information. Although there may be minor style, format or wording changes in the final printed materials, the DTV Proposal will not be substantively changed.

It is our hope that the IAMAW Pension Fund will agree to withdraw its proposal based on the commitment to submit the DTV Proposal for stockholder approval. Note that the DTV Proposal

2230 E. Imperial Hwy El Segundo, CA 90245 Phone: 310-964-0725 Fax: 310-964-0843 keith.landenberger@directv.com differs from that previously submitted in that it provides that the Class III directors standing for election at the 2011 Annual Meeting will serve for a term that will expire at the 2012 annual meeting of stockholders if the DTV Proposal is approved. This will result in all directors standing for election beginning at the 2013 annual meeting of stockholders (moving that event up one year from the previous form of the DTV Proposal).

I am hoping to speak with representatives of the IAMAW Pension Fund today to determine their position.

Very truly yours,



Attachments

Cc: Warren L. Mart w/o Attachments
General Secretary-Treasurer
and Trustee
International Association of Machinists
and Aerospace Workers

David White w/o Attachments
Assistant Director of Strategic Resources
9000 Machinists Place
Upper Marlboro, MD 20772-2687



EXHIBIT 1

Keith U. Landenberger
Sr. Vice President &
Associate General Counsel

December 17, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Delivered by Email

Re: DIRECTV Stockholder Proposal of International Association of Machinists and Aerospace Workers Pension Fund Pursuant to Exchange Act of1934-Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that DIRECTV (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Stockholders (collectively, the "2011 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by the International Association of Machinists and Aerospace Workers Pension Fund (the "Proponent").[1]

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff'). By this response, we are requesting that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

The Proposal states:

> RESOLVED, that the stockholders of DIRECTV urge the board of directors to take the necessary steps to eliminate the classification of DIRECTV's board and to require that all directors stand for election annually. The declassification should be completed in a manner that does not affect the unexpired terms of directors.

[1] Proponent's initial submission did not include proof of ownership of the minimal stock value for the minimal time required to qualify to make a submission pursuant to Rule 14 a-8 and asserted that such evidence would be provided under separate cover. To date, the Company has not received such evidence. However, we are submitting this notice based on the assumption that Proponent can and will provide such evidence.

2230 E. Imperial Hwy El Segundo, CA 90245 Phone: 310-964-0725 Fax: 310-964-0843 keith.landenberger@directv.com

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

We believe that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company's Board of Directors (the "Board") has already discussed and will, at the next Board meeting (currently scheduled for February 11, 2011), vote on approving, and recommending to the Company's stockholders for approval at the 2011 Annual Meeting, several amendments to our Certificate of Incorporation (the "Certificate") and By-Laws. Among the changes within the Certificate that we expect will be proposed, are changes that will result in a declassified board of directors. If the changes are proposed to and approved by stockholders, the process will commence with the election of directors at the 2012 annual meeting and all directors shall be elected to serve one year terms commencing no later than the 2014 annual meeting.

A copy of the proposed language (the "Amendment") marked to show changes from the Certificate as it currently exists related to this matter is attached for your reference as Exhibit B.

The language provided in Exhibit B is subject to additional review and modification prior to the filing of a definitive proxy by the Company for the 2011 Annual Meeting. However, if the Company should change the language of the Amendment in a way that does not timely result in a declassified Board or if the Company should determine not to submit the Amendment to the stockholders for a vote at the 2011 Annual Meeting, then we will agree to include the Proposal in the 2011 Proxy Materials.

We are submitting this no-action request at this time to address the timing requirements of Rule 14a-8. We will supplement this submission after the Board has considered the Amendment and provide additional analysis at that time explaining why we believe the Company's actions have substantially implemented the Proposal under Rule 14a-8(i)(10).

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

A. Background

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. According to the Staff rulings and guidance, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed the proposal's essential objective, even when the manner by which it is implemented does not correspond precisely to the actions sought by the stockholder proponent. *See* Exchange Act Release No. 20091 at §II.E.6. (August 16, 1983). *See also Caterpillar Inc.* (avail. Mar. 11, 2008); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *The Dow Chemical Co.* (avail. Mar. 5, 2008); *Johnson & Johnson* (avail. Feb. 22, 2008). Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions sufficiently address the proponent's underlying concern. *See, e.g., Masco Corp.* (avail. Mar. 29, 1999).

B. Anticipated Actions by the Company's Board

Upon the recommendation of management, at its next meeting, the Board will consider whether to approve the Amendment providing for declassification of the Board and the establishment of annual director elections. Once the Board approves the Amendment, the Company will recommend that stockholders approve it, along with other changes to the Certificate and By-Laws, at the 2011 Annual Meeting. If approved by the Company's stockholders, all the directors would stand for election to one-year terms no later than 2014. This approach to declassification will satisfy the Proposal's requirement that implementation of annual elections take place "in a manner that does not affect the unexpired terms of directors." Thus, the Amendment would implement the essential objective of the Proposal, requiring that directors be elected annually to one-year terms in precisely the manner contemplated by the Proponent.

The Staff repeatedly has concluded that board action directing the submission of a board declassification amendment for stockholder approval substantially implements a declassification stockholder proposal and has permitted companies to exclude such proposals from their proxy materials pursuant to Rule 14a-8(i)(10). *See IMS Health, Inc.* (avail. Feb. 1, 2008); *Visteon Corp.* (avail. Feb. 15, 2007); *Schering-Plough Corp.* (avail. Feb. 2, 2006); *Northrop Grumman Corp.* (avail. Mar. 22, 2005); *Sabre Holdings Corp.* (avail. Mar. 2, 2005); *Raytheon Company* (avail. Feb. 11, 2005) (in each case concurring with the exclusion of a declassification shareholder proposal where the board directed the submission of a declassification amendment for shareholder approval).

As stated above, we will notify the Staff after Board consideration of the Amendment. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company intends to omit a shareholder proposal on the grounds that the board of directors is expected to take certain actions that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after the board of directors has acted. *See, e.g., InterDigital, Inc.* (avail March 31, 2010); *Johnson & Johnson* (avail. Feb. 19, 2008); *The Dow Chemical Co.* (avail. Feb. 26, 2007); *Johnson & Johnson* (avail. Feb. 13, 2006); *General Motors Corp.* (avail. Mar. 3, 2004); *Intel Corp.* (avail Mar. 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a shareholder proposal under Rule I4a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the action taken).

Because we believe that the actions that the Board will consider in the near future would substantially implement the Proposal, the Company is seeking to negotiate a voluntary withdrawal of the Proposal with the Proponent. Accordingly, as noted above, we submit this no-action request at this time to address the timing requirements of Rule 14a-8.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials.

If there are any questions or if further information is required, please call me at (310) 964-0725.

Very truly yours,



Attachments

Cc: Warren L. Mart
General Secretary-Treasurer
and Trustee
International Association of Machinists
and Aerospace Workers

International
Association of
Machinists and
Aerospace Workers



9000 Machinists Place
Upper Marlboro, Maryland 20772-2687

Area Code 301
967-4500



OFFICE OF THE GENERAL SECRETARY-TREASURER

December 8, 2010

Subj: International Association of Machinists and
Aerospace Workers Pension Fund

SENT VIA MAIL AND FAX TO: (310) 964-0843


RECEIVED
DEC 14 2010
Larry D. Hunter

DIRECTV
Attention: Corporate Secretary
2230 E. Imperial Highway
El Segundo, CA 90245

Dear Corporate Secretary,

In my capacity as Trustee of the International Association of Machinists and Aerospace Workers Pension Fund, I write to give notice that pursuant to the 2010 proxy statement of DIRECTV (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2011 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Sincerely,

Warren L. Mart
GENERAL SECRETARY-TREASURER
AND TRUSTEE

WLM/ew

Attachment

Exhibit A

RESOLVED, that stockholders of DIRECTV urge the board of directors to take the necessary steps to eliminate the classification of DIRECTV's board and to require that all directors stand for election annually. The declassification should be completed in a manner that does not affect the unexpired terms of directors.

Supporting Statement:

We believe the election of directors is the most powerful way stockholders influence DIRECTV's strategic direction. In 2010, the board divided into three separate classes serving staggered three-year terms. Because of this structure, stockholders may only vote on roughly one-third of the directors each year.

In our opinion, the classified structure of the board is not in stockholders' best interest because it reduces accountability to stockholders. Board accountability is essential to the success of the Company. The Company's classified board insulates directors and executives from the ramifications of poor performance. Requiring annual elections of all directors increases the accountability of the board to shareholders and will improve financial performance.

Academic studies provide strong evidence that classified boards harm stockholders. A 2004 Harvard study by Lucian Bebchuk and Alma Cohen found that staggered boards are associated with a lower firm value. Bebchuk and Cohen also found evidence that staggered boards may bring about, not merely reflect, that lower value.

A 2002 study by Professor Bebchuk and two colleagues, which included all hostile bids from 1996 through 2000, found that classified boards reduced shareholder returns by as much as 10% for the companies that were takeover targets.

The Council of Institutional Investors, a leading institutional investor advocacy organization, supports a policy that favors proposals that seek to repeal classified boards.

A growing number of stockholders appear to agree with our concerns. In 2010, votes to repeal classified board structures averaged 69% support. Also in 2010, management at 45 companies sought stockholder approval for proposals to declassify their boards (Georgeson, 2010 Annual Corporate Governance Review).

In our view, fostering greater accountability to stockholders is important at DIRECTV. We urge stockholders to vote for this proposal.


DIRECTV

Janet L. Williamson
Director
Corporate Secretary

December 15, 2010

International Association of Machinists
and Aerospace Workers
Attention: Warren L. Mart
General Secretary - Treasurer and Trustee
9000 Machinists Place
Upper Marlboro, MD 20772-2687

Re: DIRECTV Shareholder Proposal

Dear Mr. Mart:

In connection with the shareholder proposal submitted on behalf of the International Association of Machinists and Aerospace Workers Pension Fund dated December 8, 2010 and addressed to my attention, the cover letter advises that proof of the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year was to be provided under separate cover. To date, we have not received any such letter. As you are aware, such evidence is a prerequisite to the obligation of the Company to consider the inclusion of the proposal in our next proxy statement. Please assure that any such letter is sent to my attention and is also faxed to 310-964-0843.

Sincerely,

Janet L. Williamson
Corporate Secretary

2230 E. Imperial Hwy El Segundo, CA 90245 Phone: 310-964-0724 Fax: 310-964-0843 jan.williamson@directv.com

Exhibit B

ARTICLE VI

Section 6.1 Composition of the Board.

(a) The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not, by applicable law or this Certificate of Incorporation, directed or required to be exercised or done by stockholders.

(b) Except as otherwise provided in this Certificate of Incorporation (including any provisions of the Certificate of Incorporation relating to the rights of the holders of any series of Preferred Stock), the number of directors shall be fixed from time to time exclusively by resolution adopted by the Board in accordance with the By-Laws of the Corporation (the "*By-Laws*"). Except as otherwise provided by the By-Laws, the election of directors need not be by written ballot.

(c) ~~The directors of~~ Prior to the ~~Corporation at the DIRECTV Effective Time shall be as provided in the Merger Agreement. The directors of the Corporation at the Merger Effective Time shall be of one class and shall have a term which expires at the first~~2012 annual meeting of stockholders ~~after the Merger Effective Time, which meeting shall occur during the first full calendar year following the year in which the Merger Effective Time occurs. Beginning with such first annual meeting.~~(the "2012 Annual Meeting"), the Board shall be divided into three classes: Class I, Class II and Class III~~, the allocation of directors among such classes to be consistent with the applicable provisions set forth in the Merger Agreement. Subject to the terms of the Merger Agreement, the Board is expressly authorized to assign directors already in office to such classes at the time such classification becomes effective and to nominate persons for election to each class at such first annual meeting.~~. Each class shall consist, as nearly as ~~may be~~ possible, of one-third of the total number of directors constituting the entire Board. Class I directors ~~shall be~~were ~~initially~~ elected at the 2010 annual meeting of stockholders (the "2010 Annual Meeting") for a term expiring at the ~~first~~ third annual meeting of stockholders held after ~~such first annual meeting of stockholders.~~the 2010 Annual Meeting. Class II directors ~~shall be~~were ~~initially~~ elected at the 2009 Annual Meeting for a term expiring at the second annual meeting of stockholders held after ~~such first annual meeting of stockholders.~~the 2010 Annual Meeting. Class III directors ~~shall be~~were ~~initially~~ elected for a term expiring at the ~~third~~ first annual meeting of stockholders held after ~~such first annual meeting of stockholders.~~the 2010 Annual Meeting. At each annual meeting of stockholders held after ~~such first annual meeting~~the 2011 Annual Meeting, successors to the class of directors whose term expires at that annual meeting shall be elected in accordance with this Section 6.1(c) of Article VI for a term expiring at the ~~third~~ next succeeding annual meeting of stockholders and until the election and qualification of their respective successors until such time as all directors of all classes are elected to serve for a term expiring at the next subsequent annual meeting. At that time, the classification of directors shall cease and all of the directors shall be deemed to be of a single class. Any director elected in accordance with the By-Laws of the Company to fill a vacancy resulting from either by the death, resignation, retirement, disqualification or removal of a director prior to the expiration of that directors term or an increase in~~If~~ the number of directors ~~is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible. and any additional director of any class elected to fill a newly created directorship resulting from an increase in such class~~ shall hold office for a term expiring at the next succeeding annual meeting of stockholders and until the election and qualification of their respective successors and shall not be apportioned to any class.~~in accordance with Section 6.23 of this Article VI, but ;~~In no case will a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

EXHIBIT 2



Keith U. Landenberger
Sr. Vice President &
Associate General Counsel

February 14, 2011

David White
Assistant Director of Strategic Resources
9000 Machinists Place
Upper Marlboro, MD 20772-2687
Tel: 301-967-4724
Fax: 301-967-4583

By Fax and Federal Express

IAMAW Pension Fund Shareholder Proposal

Dear Mr. White:

As we discussed, our Board considered the submission to our stockholders of a proposal to amend our Certificate of Incorporation to declassify our Board of Directors. On Friday, our Board approved the submission of the proposal to our stockholders for consideration at our 2011 Annual Meeting scheduled to be held on April 28, 2011. The proposal and the proposed amendment to the Amended and Restated Certificate of Incorporation are attached as Attachment 1 and Attachment 2 respectively to this letter. There may be minor style, format or wording changes in the final printed materials but the proposal will not substantively change. Please note that we are accelerating the implementation by providing that if the proposal is approved by the stockholders, the Class III directors that will be elected at the 2011 Annual Meeting will serve for a term that will expire at the 2012 annual meeting of stockholders. This will result in all directors standing for annual election beginning with the 2013 annual meeting of stockholders.

I will call you shortly to discuss this and, I hope, to receive the agreement of the IAMAW Pension Fund to withdraw their shareholder proposal.

Very truly yours,

Attachments

Cc: Jan Williamson

ATTACHMENT 1

PROPOSAL 4

TO AMEND THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF DIRECTV TO DECLASSIFY THE BOARD OF DIRECTORS.

Currently, the Certificate divides Board members into three classes with each class consisting, as nearly as possible, of one-third of the total number of directors constituting the entire Board. Directors in each class are elected for a three-year term and the term of the three classes is staggered so that only one class of directors is nominated for election at any one annual meeting. After careful consideration, the Board determined that it would be in the best interests of the stockholders to declassify the Board of Directors which, when fully implemented, will allow the stockholders to vote on the election of the entire Board of Directors each year, rather than on a staggered basis as with the current classified board structure. If Proposal 4 is approved by the stockholders, the Certificate will be amended by making the additions and deletions shown in Sections 6.1(c), 6.3 and 6.4 of the Second Amended Certificate attached hereto as Appendix A.

To accelerate the implementation of the declassification of the Board, if Proposal 4 is approved by the stockholders, the term of the Class III directors who are standing for election at the Annual Meeting will be for a term of one year and, commencing with the 2012 annual meeting, all directors standing for election thereafter will be elected for a term of one year. If our stockholders approve Proposal 4, the Board will be fully declassified and nominees for all of the Board seats will stand for election for a one-year term beginning with the 2013 annual meeting. If our stockholders do not approve this Proposal 4, then our Board will remain classified, and the term of the Class III directors standing for election at the Annual Meeting will be for three years.

The Board of Directors recognizes that a classified structure may offer several advantages, such as promoting board continuity and stability, encouraging directors to take a long-term perspective, and ensuring that a majority of the Board will always have prior experience with the Company. Additionally, classified boards provide protection against unwanted takeovers and proxy contests as they make it more difficult for a stockholder to gain control of the Board without the cooperation or approval of incumbent directors. However, the Board of Directors also recognizes that a classified structure may appear to reduce directors' accountability to stockholders, because such a structure does not enable stockholders to express a view on each director's performance by means of an annual vote. Moreover, many institutional investors believe that the election of directors is the primary means for stockholders to influence corporate governance policies and to hold management accountable for implementing those policies.

In determining whether to support declassification of the Board, the Board of Directors considered the arguments in favor of and against continuation of the classified board structure and determined that it would be in the best interests of the Company and our stockholders to declassify the Board.

The Board of Directors unanimously recommends that you vote "FOR" the proposal to amend the Amended and Restated Certificate of Incorporation of DIRECTV to declassify the Board of Directors.

ATTACHMENT 2

ARTICLE VI

Section 6.1 Composition of the Board

(c) ~~The directors of~~ Prior to the ~~Corporation at the DIRECTV Effective Time shall be as provided in the Merger Agreement. The directors of the Corporation at the Merger Effective Time shall be of one class and shall have a term which expires at the first~~2013 annual meeting of stockholders ~~after the Merger Effective Time, which meeting shall occur during the first full calendar year following the year in which the Merger Effective Time occurs. Beginning with such first annual meeting,~~, the Board shall be divided into three classes: Class I, Class II and Class III~~, the allocation of directors among such classes to be consistent with the applicable provisions set forth in the Merger Agreement. Subject to the terms of the Merger Agreement, the Board is expressly authorized to assign directors already in office to such classes at the time such classification becomes effective and to nominate persons for election to each class at such first annual meeting.~~. Each class shall consist, as nearly ~~as may be~~ possible, of one-third of the total number of directors constituting the entire Board. Class I directors ~~shall be~~were ~~initially~~ elected at the 2010 annual meeting of stockholders (the "2010 Annual Meeting") for a term expiring at the ~~first~~ third annual meeting of stockholders held after ~~such first annual meeting of stockholders.~~the 2010 Annual Meeting. Class II directors ~~shall be~~were ~~initially~~ elected at the 2009 Annual Meeting for a term expiring at the second annual meeting of stockholders held after ~~such first annual meeting of stockholders.~~the 2010 Annual Meeting. Class III directors ~~shall be~~were ~~initially~~ elected for a term expiring at the ~~third~~ first annual meeting of stockholders held after ~~such first annual meeting of stockholders.~~the 2010 Annual Meeting. At each annual meeting of stockholders held after ~~such first annual meeting~~the 2010 Annual Meeting, successors to the class of directors whose term expires at that annual meeting shall be elected in accordance with this Section 6.1(c) of Article VI for a term expiring at the ~~third~~ next succeeding annual meeting of stockholders and until the election and qualification of their respective successors, until such time as all directors of all classes are elected to serve for a term expiring at the next subsequent annual meeting. At that time, the classification of directors shall cease and all of the directors shall be deemed to be of a single class. Any director elected in accordance with the By-Laws of the Corporation to fill a vacancy resulting from either the death, resignation, retirement, disqualification or removal of a director prior to the expiration of that director's term or an increase in~~If~~ the number of directors ~~is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a newly- created directorship resulting from an increase in such class~~ shall hold office for a term expiring at the next succeeding annual meeting of stockholders and until the election and qualification of their respective successors and shall not be apportioned to any class.~~in accordance with Section 6.23 of this Article VI, but i~~In no case will a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office or removal pursuant to Section 2 of Article II of the By-Laws.



DIRECTV

Keith U. Landenberger
Sr. Vice President &
Associate General Counsel

December 17, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Delivered by Email

Re: DIRECTV Stockholder Proposal of International Association of Machinists and Aerospace Workers Pension Fund Pursuant to Exchange Act of1934-Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that DIRECTV (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Stockholders (collectively, the "2011 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by the International Association of Machinists and Aerospace Workers Pension Fund (the "Proponent").[1]

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff'). By this response, we are requesting that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

The Proposal states:

> RESOLVED, that the stockholders of DIRECTV urge the board of directors to take the necessary steps to eliminate the classification of DIRECTV's board and to require that all directors stand for election annually. The declassification should be completed in a manner that does not affect the unexpired terms of directors.

---

[1] Proponent's initial submission did not include proof of ownership of the minimal stock value for the minimal time required to qualify to make a submission pursuant to Rule 14 a-8 and asserted that such evidence would be provided under separate cover. To date, the Company has not received such evidence. However, we are submitting this notice based on the assumption that Proponent can and will provide such evidence.

2230 E. Imperial Hwy El Segundo, CA 90245 **Phone:** 310-964-0725 **Fax:** 310-964-0843 keith.landenberger@directv.com

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

We believe that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company's Board of Directors (the "Board") has already discussed and will, at the next Board meeting (currently scheduled for February 11, 2011), vote on approving, and recommending to the Company's stockholders for approval at the 2011 Annual Meeting, several amendments to our Certificate of Incorporation (the "Certificate") and By-Laws. Among the changes within the Certificate that we expect will be proposed, are changes that will result in a declassified board of directors. If the changes are proposed to and approved by stockholders, the process will commence with the election of directors at the 2012 annual meeting and all directors shall be elected to serve one year terms commencing no later than the 2014 annual meeting.

A copy of the proposed language (the "Amendment") marked to show changes from the Certificate as it currently exists related to this matter is attached for your reference as Exhibit B.

The language provided in Exhibit B is subject to additional review and modification prior to the filing of a definitive proxy by the Company for the 2011 Annual Meeting. However, if the Company should change the language of the Amendment in a way that does not timely result in a declassified Board or if the Company should determine not to submit the Amendment to the stockholders for a vote at the 2011 Annual Meeting, then we will agree to include the Proposal in the 2011 Proxy Materials.

We are submitting this no-action request at this time to address the timing requirements of Rule 14a-8. We will supplement this submission after the Board has considered the Amendment and provide additional analysis at that time explaining why we believe the Company's actions have substantially implemented the Proposal under Rule 14a-8(i)(10).

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

A. Background

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. According to the Staff rulings and guidance, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed the proposal's essential objective, even when the manner by which it is implemented does not correspond precisely to the actions sought by the stockholder proponent. *See* Exchange Act Release No. 20091 at §II.E.6. (August 16, 1983). *See also Caterpillar Inc.* (avail. Mar. 11, 2008); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *The Dow Chemical Co.* (avail. Mar. 5, 2008); *Johnson & Johnson* (avail. Feb. 22, 2008). Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions sufficiently address the proponent's underlying concern. *See, e.g., Masco Corp.* (avail. Mar. 29, 1999).

B. Anticipated Actions by the Company's Board

Upon the recommendation of management, at its next meeting, the Board will consider whether to approve the Amendment providing for declassification of the Board and the establishment of annual director elections. Once the Board approves the Amendment, the Company will recommend that stockholders approve it, along with other changes to the Certificate and By-Laws, at the 2011 Annual Meeting. If approved by the Company's stockholders, all the directors would stand for election to one-year terms no later than 2014. This approach to declassification will satisfy the Proposal's requirement that implementation of annual elections take place "in a manner that does not affect the unexpired terms of directors." Thus, the Amendment would implement the essential objective of the Proposal, requiring that directors be elected annually to one-year terms in precisely the manner contemplated by the Proponent.

The Staff repeatedly has concluded that board action directing the submission of a board declassification amendment for stockholder approval substantially implements a declassification stockholder proposal and has permitted companies to exclude such proposals from their proxy materials pursuant to Rule 14a-8(i)(10). *See IMS Health, Inc.* (avail. Feb. 1, 2008); *Visteon Corp.* (avail. Feb. 15, 2007); *Schering-Plough Corp.* (avail. Feb. 2, 2006); *Northrop Grumman Corp.* (avail. Mar. 22, 2005); *Sabre Holdings Corp.* (avail. Mar. 2, 2005); *Raytheon Company* (avail. Feb. 11, 2005) (in each case concurring with the exclusion of a declassification shareholder proposal where the board directed the submission of a declassification amendment for shareholder approval).

As stated above, we will notify the Staff after Board consideration of the Amendment. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company intends to omit a shareholder proposal on the grounds that the board of directors is expected to take certain actions that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after the board of directors has acted. *See, e.g., InterDigital, Inc.* (avail March 31, 2010); *Johnson & Johnson* (avail. Feb. 19, 2008); *The Dow Chemical Co.* (avail. Feb. 26, 2007); *Johnson & Johnson* (avail. Feb. 13, 2006); *General Motors Corp.* (avail. Mar. 3, 2004); *Intel Corp.* (avail Mar. 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a shareholder proposal under Rule I4a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the action taken).

Because we believe that the actions that the Board will consider in the near future would substantially implement the Proposal, the Company is seeking to negotiate a voluntary withdrawal of the Proposal with the Proponent. Accordingly, as noted above, we submit this no-action request at this time to address the timing requirements of Rule 14a-8.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials.

If there are any questions or if further information is required, please call me at (310) 964-0725.

Very truly yours,



Attachments

Cc: Warren L. Mart
General Secretary-Treasurer
and Trustee
International Association of Machinists
and Aerospace Workers

International Association of Machinists and Aerospace Workers


INTERNATIONAL ASSOCIATION OF MACHINISTS AND AEROSPACE WORKERS
A
M

9000 Machinists Place
Upper Marlboro, Maryland 20772-2687

Area Code 301
967-4500



OFFICE OF THE GENERAL SECRETARY-TREASURER

December 8, 2010

Subj: International Association of Machinists and Aerospace Workers Pension Fund


RECEIVED
DEC 14 2010
Larry D. Hunter

SENT VIA MAIL AND FAX TO: (310) 964-0843

DIRECTV
Attention: Corporate Secretary
2230 E. Imperial Highway
El Segundo, CA 90245

Dear Corporate Secretary,

In my capacity as Trustee of the International Association of Machinists and Aerospace Workers Pension Fund, I write to give notice that pursuant to the 2010 proxy statement of DIRECTV (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2011 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Sincerely,

Warren L. Mart
GENERAL SECRETARY-TREASURER
AND TRUSTEE

WLM/ew

Attachment

Exhibit A

RESOLVED, that stockholders of DIRECTV urge the board of directors to take the necessary steps to eliminate the classification of DIRECTV's board and to require that all directors stand for election annually. The declassification should be completed in a manner that does not affect the unexpired terms of directors.

Supporting Statement:

We believe the election of directors is the most powerful way stockholders influence DIRECTV's strategic direction. In 2010, the board divided into three separate classes serving staggered three-year terms. Because of this structure, stockholders may only vote on roughly one-third of the directors each year.

In our opinion, the classified structure of the board is not in stockholders' best interest because it reduces accountability to stockholders. Board accountability is essential to the success of the Company. The Company's classified board insulates directors and executives from the ramifications of poor performance. Requiring annual elections of all directors increases the accountability of the board to shareholders and will improve financial performance.

Academic studies provide strong evidence that classified boards harm stockholders. A 2004 Harvard study by Lucian Bebchuk and Alma Cohen found that staggered boards are associated with a lower firm value. Bebchuk and Cohen also found evidence that staggered boards may bring about, not merely reflect, that lower value.

A 2002 study by Professor Bebchuk and two colleagues, which included all hostile bids from 1996 through 2000, found that classified boards reduced shareholder returns by as much as 10% for the companies that were takeover targets.

The Council of Institutional Investors, a leading institutional investor advocacy organization, supports a policy that favors proposals that seek to repeal classified boards.

A growing number of stockholders appear to agree with our concerns. In 2010, votes to repeal classified board structures averaged 69% support. Also in 2010, management at 45 companies sought stockholder approval for proposals to declassify their boards (Georgeson, 2010 Annual Corporate Governance Review).

In our view, fostering greater accountability to stockholders is important at DIRECTV. We urge stockholders to vote for this proposal.



Janet L. Williamson
Director
Corporate Secretary

December 15, 2010

International Association of Machinists
and Aerospace Workers
Attention: Warren L. Mart
General Secretary - Treasurer and Trustee
9000 Machinists Place
Upper Marlboro, MD 20772-2687

Re: DIRECTV Shareholder Proposal

Dear Mr. Mart:

In connection with the shareholder proposal submitted on behalf of the International Association of Machinists and Aerospace Workers Pension Fund dated December 8, 2010 and addressed to my attention, the cover letter advises that proof of the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year was to be provided under separate cover. To date, we have not received any such letter. As you are aware, such evidence is a prerequisite to the obligation of the Company to consider the inclusion of the proposal in our next proxy statement. Please assure that any such letter is sent to my attention and is also faxed to 310-964-0843.

Sincerely,

Janet L. Williamson
Corporate Secretary

Exhibit B

ARTICLE VI

Section 6.1 Composition of the Board.

(a) The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not, by applicable law or this Certificate of Incorporation, directed or required to be exercised or done by stockholders.

(b) Except as otherwise provided in this Certificate of Incorporation (including any provisions of the Certificate of Incorporation relating to the rights of the holders of any series of Preferred Stock), the number of directors shall be fixed from time to time exclusively by resolution adopted by the Board in accordance with the By-Laws of the Corporation (the "*By-Laws*"). Except as otherwise provided by the By-Laws, the election of directors need not be by written ballot.

(c) ~~The directors of~~ Prior to the ~~Corporation at the DIRECTV Effective Time shall be as provided in the Merger Agreement. The directors of the Corporation at the Merger Effective Time shall be of one class and shall have a term which expires at the first~~2012 annual meeting of stockholders ~~after the Merger Effective Time, which meeting shall occur during the first full calendar year following the year in which the Merger Effective Time occurs. Beginning with such first annual meeting.~~(the "2012 Annual Meeting"), the Board shall be divided into three classes: Class I, Class II and Class III~~, the allocation of directors among such classes to be consistent with the applicable provisions set forth in the Merger Agreement. Subject to the terms of the Merger Agreement, the Board is expressly authorized to assign directors already in office to such classes at the time such classification becomes effective and to nominate persons for election to each class at such first annual meeting.~~. Each class shall consist, as nearly as~~ may be~~ possible, of one-third of the total number of directors constituting the entire Board. Class I directors ~~shall be~~were ~~initially~~ elected at the 2010 annual meeting of stockholders (the "2010 Annual Meeting") for a term expiring at the ~~first~~ third annual meeting of stockholders held after ~~such first annual meeting of stockholders.~~the 2010 Annual Meeting. Class II directors ~~shall be~~were ~~initially~~ elected at the 2009 Annual Meeting for a term expiring at the second annual meeting of stockholders held after ~~such first annual meeting of stockholders.~~the 2010 Annual Meeting. Class III directors ~~shall be~~were ~~initially~~ elected for a term expiring at the ~~third~~ first annual meeting of stockholders held after ~~such first annual meeting of stockholders.~~the 2010 Annual Meeting. At each annual meeting of stockholders held after ~~such first annual meeting~~the 2011 Annual Meeting, successors to the class of directors whose term expires at that annual meeting shall be elected in accordance with this Section 6.1(c) of Article VI for a term expiring at the ~~third~~ next succeeding annual meeting of stockholders and until the election and qualification of their respective successors until such time as all directors of all classes are elected to serve for a term expiring at the next subsequent annual meeting. At that time, the classification of directors shall cease and all of the directors shall be deemed to be of a single class. Any director elected in accordance with the By-Laws of the Company to fill a vacancy resulting from either by the death, resignation, retirement, disqualification or removal of a director prior to the expiration of that directors term or an increase in~~If~~ the number of directors ~~is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a newly- created directorship resulting from an increase in such class~~ shall hold office for a term expiring at the next succeeding annual meeting of stockholders and until the election and qualification of their respective successors and shall not be apportioned to any class.~~in accordance with Section 6.23 of this Article VI, but i~~In no case will a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.